UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Ellington Financial LLC
(Name of Issuer)

Common Shares
(Title of Class of Securities)
288522303
(CUSIP Number)
Jason Frank, Esq.
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, Connecticut 06870
+1 203 698 1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 13, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 288522303	Page 2

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael W. Vranos
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,750,154 Common Shares
	(8)	SHARED VOTING POWER 1,603,136 Common Shares
	(9)	SOLE DISPOSITIVE POWER 1,750,154 Common Shares
	(10)	SHARED DISPOSITIVE POWER 1,693,893 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,444,047 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
(14)	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 288522303	Page 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VC Investments L.L.C. (13-3813408)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 1,478,725 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 1,608,241 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,608,241 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 4

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EMG Holdings, L.P. (03-0612415)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 1,478,725 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 1,608,241 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,608,241 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 288522303	Page 5

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Financial Management LLC (26-0715075)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 0 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 0 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 6
Amendment No. 7 to Schedule 13D
This Amendment No. 7 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 2011 (as amended on each of January 4, 2012, August 22, 2012, December 20, 2012, May 22, 2013, January 8, 2014, and September 15, 2014, the “Schedule 13D”) with respect to the common shares representing limited liability company interests, no par value (the “Common Shares”), of Ellington Financial LLC (the “Issuer”). This Amendment No. 7 is being filed to update the number of Common Shares of the Issuer, and the percent of class, beneficially owned by the Reporting Persons to give effect to certain transactions described below and the Company’s repurchases of its Common Shares. The information set forth below in Item 3 supplements the information disclosed under the corresponding items of the Schedule 13D, while the information set forth below in Item 5 amends in its entirety the information disclosed in the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 7 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby supplemented to add the following to the end of this section:
On November 4, 2014, pursuant to the Management Agreement, the Issuer issued 6,106 Common Shares to Ellington Financial Management LLC ("EFM") as payment for 10% of the incentive fee earned by EFM during the third quarter of 2014. This transaction was previously reported on a Form 4 by Mr. Vranos.
On August 24, 2015, 1,064,243 Common Shares were transferred from EMG Holdings, L.P. ("EMGH") to a grantor retained annuity trust (the "GRAT") for Mr. Vranos, of which Mr. Vranos was a trustee, and Mr. Vranos transferred 514,294 Common Shares that he held directly to the GRAT (the "August 2015 GRAT transfers"). No one received or paid any consideration for any Common Shares transferred in connection with the August 2015 GRAT transfers. The August 2015 GRAT transfers did not require a Form 4.
On March 7, 2016, 8,601 Common Shares were transferred to EMGH from a partner of EMGH. EMGH did not pay or receive any consideration in connection with the transfer of such Common Shares. This transaction was previously reported on a Form 4 by Mr. Vranos.
On September 8, 2016, EFM distributed 34,063 Common Shares to EMGH. No one received or paid any consideration for any Common Shares transferred in connection with this transaction. This transaction did not require a Form 4.
On November 16, 2016, 65,879 Common Shares were transferred from a partnership to EMGH. EMGH did not pay or receive any consideration in connection with the transfer of such common shares. This transaction was previously reported on a Form 4 by Mr. Vranos.

On December 14, 2017, 8,933 Common Shares were transferred from the investment account of a partner in EMGH at the direction of such partner to a third party, and 11,480 Common Shares were transferred from EMGH to the personal account of a partner in EMGH. EMGH did not receive or pay any consideration in connection with either transfer of Common Shares. These transactions were previously reported on a Form 4 by Mr. Vranos.

On January 31, 2018, 348,374 Common Shares were transferred from the GRAT to Mr. Vranos, and 1,230,163 shares were transferred from the GRAT to an entity which holds such Common Shares for estate planning purposes (the "Partnership"). Mr. Vranos is the managing member of the Partnership. No one received or paid any consideration for any Common Shares transferred in connection with these transactions. These transactions did not require a Form 4.

On April 27, 2018, Mr. Vranos transferred 33,848 Common Shares to the Partnership. No one received or paid any consideration for any Common Shares transferred in connection with this transaction. This transaction did not require a Form 4.

In connection with the Issuer’s share repurchase program, as of February 13, 2018, the Company's total number of outstanding Common Shares decreased to 30,852,904 from the total number of 33,441,750 Common Shares outstanding as of September 8, 2014 (the date used in Amendment No. 6 to this Schedule 13D to determine the number of outstanding Common Shares for purposes of calculating the Reporting Persons’ beneficial ownership). As a result of the share repurchase program and the decrease in outstanding Common Shares, on February 13, 2018, the percentage of outstanding Common Shares that Mr. Vranos may have been deemed to beneficially own increased by approximately 1.0% to an amount of 10.7% of the Company's outstanding Common Shares.

During the sixty days prior to May 14, 2018, Mr. Vranos acquired Common Shares in open market transactions as reported on Form 4.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety as follows:
(a), (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 3,444,047 shares, which represents beneficial ownership of 11.2% of the total number of Common Shares outstanding as of May 14, 2018. The beneficial ownership set forth in the immediately preceding sentence is held as follows:

Beneficial Owner	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total	Percent of Outstanding Common Shares (1)	Managing Member or General Partner
Mr. Vranos (2)	1,750,154	1,603,136	1,750,154	1,693,893	3,444,047	11.2%	N/A
VC (3)	0	1,478,725	0	1,608,241	1,608,241	5.2%	Mr. Vranos
EMGH (4)	0	1,478,725	0	1,608,241	1,608,241	5.2%	VC
EFM	0	0	0	0	0	0.0%	VC
_____________
SCHEDULE 13D

CUSIP No. 288522303	Page 7

(1) Beneficial ownership is calculated based on 30,149,880 Common Shares outstanding as of May 14, 2018. For purposes of this table, a reporting person is deemed to be the beneficial owner of Common Shares if that reporting person has the right to acquire such Common Shares within 60 days of May 14, 2018 by the conversion of any LTIP Units or Common Units. LTIP Units and Common Units held by a reporting person are each deemed to have been converted into Common Shares for the purpose of computing the percentage of outstanding Common Shares beneficially owned by such reporting person, but shall not be deemed to have been converted for the purpose of computing the percentage of outstanding Common Shares beneficially owned by any other reporting person.
(2) Beneficial ownership includes 394,321Common Shares held directly by Mr. Vranos, 1,264,011 Common Shares held by the Partnership, 91,822 Common Shares held in the family trust of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has sole voting and dispositive power, 1,478,725 Common Shares beneficially owned by EMGH (including 372,162 LTIP Units and 82,484 Common Units - see footnote 4 below), 85,652 Common Shares held in a family trust for the benefit of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has shared voting and dispositive power, and 90,757 Common Units held by a family trust of which Mr. Vranos is the settlor (the "Vranos Family Trust"), and 38,759 Common Units held by a family trust of which Mr. Penn is a settlor and for which Mr. Vranos serves as a trustee (the "Penn Family Trust"), over which Mr. Vranos, in his capacity as the managing member of VC Investments LLC ("VC"), the general partner of EMGH, has certain consent rights with respect to transfers.
(3) Beneficial ownership includes 1,478,725 Common Shares beneficially owned by EMGH (including 372,162 LTIP Units and 82,484 Common Units - see footnote 4 below), and 90,757 Common Units held by the Vranos Family Trust and 38,759 Common Units held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, has certain consent rights with respect to transfers.
(4) Beneficial ownership includes 1,024,079 Common Shares, 372,162 LTIP Units and 82,484 Common Units held directly by EMGH. The LTIP Units are fully vested and are convertible into Common Shares on a one-for-one basis, subject to certain conditions. The Common Units may be converted into Common Shares on a one-for-one basis after applicable conditions have been satisfied. Beneficial ownership also includes 90,757 Common Units held by the Vranos Family Trust and 38,759 Common Units held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, continues to have certain consent rights with respect to transfers
(c) Except for the transactions described in Item 3 above, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Shares. The information related to the transactions contained in Item 3 above is incorporated herein by reference.
(d) Not applicable.
(e) As a result of EFM no longer beneficially owning any Common Shares, it is no longer required to report jointly its beneficial ownership of Common Shares pursuant to this Schedule 13D or otherwise pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder. Accordingly, from and after the date of this Amendment No. 7 to Schedule 13D, EFM will cease to be a Reporting Person pursuant to this Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated this 18th day of May, 2018.
MICHAEL W. VRANOS

/s/ Michael W. Vranos

VC INVESTMENTS L.L.C.

By	/s/ Michael W. Vranos
Name: Michael W. Vranos
Title: Managing Member
EMG HOLDINGS, L.P.

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Designated Person

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Vice Chairman
ELLINGTON FINANCIAL MANAGEMENT LLC

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Executive Vice President